UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SEC FILE NUMBER
000-50332

	FORM 12b-25				CUSIP NUMBER
740921 10 1
NOTIFICATION OF LATE FILING

(Check One): ☒Form 10-K	☐Form 20-F	☐Form 11-K	☐Form 10-Q	☐Form N-SAR
☐ Form N-SAR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:_______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I—REGISTRANT INFORMATION

PremierWest Bancorp
Full Name of Registrant

_____________________________________________________________________________
Former Name if Applicable

503 Airport Road
Address of Principal Executive Office (Street and Number)

Medford, OR 97504
City, State, and Zip Code

PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed: (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N- SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III—NARRATIVE

Registrant was unable to meet the filing deadline for its Form 10-K for the period ended December 31, 2008, because the Company experienced unexpected delays and difficulties converting the Company's financial statements into EDGAR format. Such difficulty could not have been anticipated or foreseen, nor eliminated without unreasonable effort or expense in a time frame that would have afforded the registrant to make a timely filing.

The Registrant intends to file the Form 10-K as soon as practicable, and in no event later than the fifteenth calendar day following the prescribed due date.

PART IV–OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael D. Fowler 541 282-5291 (Name) (Area Code) (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒Yes ☐No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting net income of $648 thousand for the fiscal year ended December 31, 2008, compared to $15.1 million for the fiscal year ended December 31, 2007. The difference primarily relates to an increase in the provision for loan losses of $22.5 million due to adverse market conditions and changes in the overall economy.

PREMIERWEST BANCORP
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2009	By	Michael D. Fowler
Michael D. Fowler, EVP/Chief Financial Officer